Exhibit 99.1

MYTHERESA PREPARES RENAMING TO LUXEXPERIENCE
UPON CLOSING OF YNAP ACQUISITION

MUNICH (January 21, 2025) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”) prepares to rename the Company “LuxExperience B.V.” as part of its planned acquisition of YOOX NET-A-PORTER (“YNAP”). As a newly combined group, LuxExperience will be home to some of the most distinguished store brands in digital luxury with strong identities and unique characteristics, offering highly curated and strongly differentiated edits of the most prestigious luxury brands for luxury shoppers worldwide. The renaming reflects the Company´s ambition to build a leading global multi-brand digital luxury group that creates communities for true luxury enthusiasts and desirability through unique digital and physical experiences. Subject to approval and effective with closing, the Company will continue to be listed on the New York Stock Exchange (NYSE) with the trade name “LuxExperience” and a new ticker symbol of “LUXE”. The renaming will be presented for approval by the Company´s shareholders at an Extraordinary General Meeting, scheduled for March 6, 2025.

The renaming will be a first milestone following the completion of the Company´s announced acquisition of YNAP, featuring the NET-A-PORTER, MR PORTER, YOOX and THE OUTNET brands. Mytheresa and YNAP have each earned a strong reputation in the luxury industry for their pioneering roles in innovation, authoritative editorial voice and curation as well as high-quality customer service. All brands stand for clearly differentiated but complementary multi-brand offerings for luxury customers worldwide and carry a strong heritage: Launched in 2000, NET-A-PORTER became a leader in the online luxury fashion sector and an authoritative editorial voice for must-have womenswear collections. Since 2006, Mytheresa has established itself as an industry leader in the online luxury market with special access to exclusive product and brand experiences. Since 2011, MR PORTER is a go-to destination for men’s style with a unique curation for fashion and lifestyle. Since 2000, YOOX offers a luxury treasure hunt shopping experience with one of the world largest offerings of luxury brands from past seasons, while THE OUTNET, founded in 2009, offers the most luxurious shopping experience in off-price.

All brands share the same principles: a strong customer focus, curation and inspiration and the creation of desirability through unique digital and physical experiences. LuxExperience serves as a unifying symbol and home reflecting those core values.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “Luxury is an experience-driven business. The introduction of the new group name LuxExperience reflects our ambition to strengthen our position as a leading global multi-brand digital luxury group that builds a community for true luxury enthusiasts and creates desirability through digital and physical experiences. Within the group, we will further strengthen and develop the unique store brands and their identities, while creating synergies in the back-of-house. The new formed group will present one of the most exciting opportunities for investors worldwide to participate in the huge market opportunity in digital, multi-brand luxury shopping.”

The closing of the transaction, which is expected to occur in the first half of calendar year 2025, is subject to customary conditions, including the receipt of antitrust approvals.

ABOUT MYTHERESA

Mytheresa is one of the leading luxury multi-brand digital platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €913.6 million GMV in fiscal year 2024 (+7% vs. FY23). (https://investors.mytheresa.com).

“LuxExperience” will be the trade name for LuxExperience, B.V., a Dutch company with limited liability, upon completion of the renaming of MYT Netherlands Parent B.V.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact or relating to present facts or current conditions included in this press release are forward- looking statements. Forward-looking statements give Mytheresa’s current expectations and projections relating to the proposed transaction and the operation of the combined companies; its financial condition, results of operations, plans, objectives, future performance and business, including statements relating to financing activities, future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements contained in this press release are based on assumptions that Mytheresa has made in light of its industry experience and perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this press release, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Mytheresa’s control) and assumptions. Although Mytheresa believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Mytheresa believes these factors include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the proposed transaction; the expected timing and likelihood of completion of the proposed transaction with Richemont, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; the risk that the conditions to closing the proposed transaction may not be satisfied in a timely manner or at all; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; Mytheresa’s ability to effectively compete in a highly competitive industry; Mytheresa’s ability to respond to consumer demands, spending and tastes; Mytheresa’s ability to respond to any current or future health epidemic or other adverse public health development; Mytheresa’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; Mytheresa’s reliance on consumer discretionary spending; and Mytheresa’s ability to maintain average order levels and other factors. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, Mytheresa’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Mytheresa undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Mytheresa’s results could differ materially from the results expressed or implied by the forward-looking statements it makes.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent Mytheresa’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect Mytheresa’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com

Media Contacts for public relations

Mytheresa.com GmbH

Sandra Romano

mobile: +49 152 54725178

email: sandra.romano@mytheresa.com

Media Contacts for business press

Mytheresa.com GmbH

Lisa Schulz

mobile: +49 151 11216490

email: lisa.schulz@mytheresa.com

Media Contacts for business press BOC Consult GmbH Ruediger Assion mobile: +49 176 2424 7691 email: ruediger.assion@boc-consult.com

Source: MYT Netherlands Parent B.V.